[Letterhead of Olshan Grundman Frome Rosenzweig & Wolosky LLP]

January 9, 2006

BY FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Celeste M. Murphy, Esq.

Re:          Ault Incorporated (“Ault” or the “Company”)
Schedule TO-T filed on December 23, 2005
Filed by Lakers Acquisition Corp.
File No. 005-35671

Dear Ms. Murphy:

We acknowledge receipt of the letter of comment dated January 5, 2006 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Lakers Acquisition Corp. and SL Industries, Inc. (“SL”) and provide the following supplemental response on their behalf.  Unless otherwise indicated, the references below are to the Amended Schedule TO-T filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Schedule TO-T.  Our responses are numbered to correspond to your comments.

General

1.     Please note that the Schedule TO-T was, in fact, signed by SL and that SL is referred to (as the parent of offeror) on the cover page to the Schedule TO-T.  We are filing an amended Schedule TO-T to name SL as an offeror on the cover page.  See cover page of the amended Schedule TO-T.

We do not believe that the dissemination of such amendment is required because full disclosure concerning SL was made in the Offer to Purchase which was previously distributed.

2.     We do not believe that Mr. Lichtenstein should be named as a “bidder” in this tender offer.  Referring to the section entitled “Identifying the Bidder in a Tender Offer” in the Division of Corporation Finance’s Current Issues Outline, dated November 14, 2000 referenced in your letter, we note the following: (i) Mr. Lichtenstein is not a majority owner of SL; Steel Partners II, L.P. (“Steel Partners”), which is a limited partnership controlled by him, beneficially owns approximately 25.9% of SL shares, and Mr. Lichtenstein owns an additional 10,300 shares (representing less than 1%). Almost all of Mr. Lichtenstein’s beneficial ownership of SL shares is based on his deemed beneficial ownership of the shares beneficially owned by Steel Partners.  We note in this regard that another investment fund unaffiliated with Steel Partners and Mr. Lichtenstein owns approximately 25.5% of SL, approximately the same number of shares of SL as Steel Partners; (ii) the decisions to enter into the transaction, and to establish and approve the final terms thereof, including the formation of the acquisition entity (Lakers Acquisition Corp.), were made by the Board of Directors of SL, a majority of which are independent directors, of which Mr. Lichtenstein is but one member; (iii) neither Mr. Lichtenstein nor Steel Partners is acting in concert with SL; (iv) while Mr. Lichtenstein was involved in the preliminary discussions and early stages of the negotiations with Ault in his capacity as Chairman of the Board and the then CEO of SL, from May 2005 until the signing of the Merger Agreement in December 2005 the primary negotiations of the terms of the transaction were conducted by James Taylor, Executive Vice President of SL until August 2005 and CEO of SL thereafter, and other officers and representatives of SL; Mr. Lichtenstein’s involvement in the early stages of such negotiations was solely in his capacity as officer and director; (v) neither Mr. Lichtenstein nor Steel Partners is providing the financing for the tender offer or playing a primary role in obtaining such financing; rather, such financing is being provided to SL from its working capital and from an existing revolving credit facility with Bank of America; and (vi) upon the successful closing of the offer, we do not believe that Mr. Lichtenstein will beneficially own the Ault shares acquired by SL.

We call to your attention the statement in “Identifying the Bidder in a Tender Offer” that “[i]f a named bidder is an established entity with substantive operations and assets apart from those related to the offer, the staff ordinarily will not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.”  We believe that this position is appropriate and should be applied to this case.  SL Industries, Inc. is clearly “an established entity with substantive operations and assets apart from those related to the offer.”  As of December 31, 2004 and September 30, 2005, SL had assets of approximately $63.1 million and $66.1 million respectively, and for the twelve months and nine months ended on such dates, SL had revenues of $118,804,000 and $95,813,000, respectively.  The aggregate purchase price of the Ault shares in the tender offer is approximately $14,099,585.

Summary Term Sheet

3.     The disclosure has been revised as requested.  See Item 1 of the Amended Schedule TO-T.

Conditions of the Offer

4.     In response to the Staff’s request, we have deleted the phrase “regardless of the circumstances.”  See Items 2 and 3 of the Amended Schedule TO-T.

5.     Supplementally, we advise you that SL is aware that if a listed offer condition is implicated by events that occur during the exchange offer, in order to continue the offer, it must waive that condition. SL is also aware that waiver of an offer condition may require an extension of the offer and/or dissemination of additional offering material.

Certain Information Concerning Ault - Available Information

6.     The disclosure has been revised as requested.  See Item 4 of the Amended Schedule TO-T.

Dissenters’ Rights

7.     The disclosure has been revised as requested. See Item 5 of the Amended Schedule TO-T.

Certain Conditions of the Offer

8.     We confirm that the entirety of the conditions to the tender offer information starting at page 9 of the Offer to Purchase is contained in the section of the Offer to Purchase entitled “Certain Conditions of the Offer”.

9.     The disclosure has been revised as requested.  We have disclosed that each foregoing right shall be deemed to be an ongoing right which may be asserted at any time and from time to time, at or prior to the expiration of the tender offer.  See Item 3 of the Amended Schedule TO-T.

*    *    *    *    *

In connection with responding to the Staff’s comments, attached please find a certificate signed by each of SL and Lakers Acquisition Corp. containing the three acknowledgments requested by the Staff.

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Adam W. Finerman

Adam W. Finerman

Enclosures

cc:           James C. Taylor
David R. Nuzzo

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the Schedule TO-T (the “Schedule TO”) filed by Lakers Acquisition Corp. on December 23, 2005, as amended, the undersigned acknowledges the following:

☐    The undersigned is responsible for the adequacy and accuracy of the disclosure in the Schedule TO.

☐    The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Schedule TO.

☐    The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dated: January 9, 2006

SL INDUSTRIES, INC.

By:	/s/ David R. Nuzzo
Name:	David R. Nuzzo
Title:	Vice President and Chief Financial Officer

LAKERS ACQUISITION CORP.

By:	/s/ David R. Nuzzo
Name:	David R. Nuzzo
Title:	Vice President and Secretary